[Van Eck Global Letterhead]



May 22, 2006



VIA EDGAR



Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention: Patricia Williams


RE:               Van Eck Worldwide Insurance Trust
                  File Nos. 033-13019 and 811-05083
                  485(a) Registration Statement and Subsequent 485(b) Filing

Ladies and Gentlemen,

     This letter is being submitted on the Registrant's behalf in response to the comments of the Staff of the Division of Investment Management (the "Staff") provided by Michael Kosoff to Heidi Cain in a telephone conversation on April 17, 2006, regarding the Registration Statement on Form N-1A of Van Eck Worldwide Insurance Trust (the "Registrant"), an open-end management investment company registered under the Investment Company Act of 1940 (the "1940 Act"), as amended, and the Securities Act of 1933 (the "1933 Act"), as amended, relating to the Registrant's filing under Rule 485(a) under the 1933 Act on March 1, 2005. The Registrant filed with the Commission a Post-Effective Amendment pursuant to Rule 485(b) under the 1933 Act on April 28, 2006. The documents filed reflect the changes discussed herein.

     The Registrant is comprised of five separate portfolio series: Worldwide Bond Fund, Worldwide Emerging Markets Fund, Worldwide Hard Assets Fund and Worldwide Real Estate Fund, offered in one prospectus, and Worldwide Absolute Return Fund, offered in a separate prospectus (each, a "Fund", and together, the "Funds"). Each Fund offers three classes of shares in separate prospectuses:
Initial Class, Class R1 and S Class shares.

     The Staff's comments are set forth below together with the Registrant's responses thereto.

GENERAL: ALL PROSPECTUSES
-------------------------

     COMMENT NO. 1: On the back cover of the Prospectuses, the telephone number stated for the Securities and Exchange Commission's Public Reference Room is incorrect. Please correct this.

     Response: The Registrant has made the requested change.

     COMMENT NO. 2: In the paragraph preceding the Expense Example for all of the Funds, please indicate that the expenses listed in the table do not reflect charges at the separate account level, and if they did, the expenses would be higher than those shown.

     Response: The Registrant has made the requested change.

     COMMENT NO. 3: In the section describing the Portfolio Managers, provide more detailed information as to each Portfolio Manager's business experience during the past five years.

     Response: The Registrant has made the requested change.

     COMMENT NO. 4: In the Additional Investment Strategies section, for the Asset Backed Securities and CMOs risk disclosures, please include in the "risk" paragraph language stating that the assets backing the security can lose value, making the investment less secured.

     Response: The Registrant has made the requested change.

     COMMENT NO. 5: In the Additional Investment Strategies section, under Foreign Securities, make reference to the SAI tax section and state that there may be varying tax consequences.

     Response: The Registrant has made the requested change.

     COMMENT NO. 6: Explain either in the prospectus itself or in the response letter why the Frequent Trading section is included in the Additional Investment Strategies section. If the Frequent Trading section is not necessary, please remove this disclosure from the prospectuses.

     Response: The Registrant has removed the Frequent Trading risk disclosure from the prospectuses for all the Funds.

     COMMENT NO. 7: In the Additional Investment Strategies section, add a "definition" paragraph to the Market Risk and Market Timing sections.

     Response: The Registrant has made the requested change.

GENERAL: ALL STATEMENTS OF ADDITIONAL INFORMATION
-------------------------------------------------

     COMMENT NO. 8: In the Taxes section, please state that foreign taxes may be imposed on investments in foreign securities regardless of any tax deferred status granted by the Internal Revenue Code with respect to these investments.

     Response: The Registrant has made the requested change.

     COMMENT NO. 9: In the response letter, confirm that the Trustees whose principal occupations in the past 5 years are "private investors" had no other employment during the last 5 years.

     Response: Registrant confirms that the Trustees whose occupations for the past five years are listed as "private investors" had no other employment during that period.

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

WORLDWIDE INSURANCE TRUST: INITIAL CLASS PROSPECTUS
---------------------------------------------------

     COMMENT NO. 10: In the Principal Risk sections for Worldwide Emerging Markets Fund and Worldwide Real Estate Fund, please include additional language indicating that these Funds are subject to the risks associated with junk bonds.

     Response: The Registrant has made the requested change.

WORLDWIDE ABSOLUTE RETURN FUND: PROSPECTUS
------------------------------------------

     COMMENT NO. 11: In the Principal Risks section, please add language indicating that the Fund is subject to the risks associated with short sales.

     Response: The Registrant has made the requested change.

     COMMENT NO. 12: Make certain that the Total Fund Operating Expenses number stated in the footnote to the Shareholder Expenses table is updated.

     Response: The Registrant has made the requested change.

WORLDWIDE ABSOLUTE RETURN FUND: STATEMENT OF ADDITIONAL INFORMATION
-------------------------------------------------------------------

     COMMENT NO. 13: Make certain that the document refers to "Fund" in the singular rather than to "Funds" in the plural.

     Response: The Registrant has examined the document and made the changes where necessary and appropriate.

     COMMENT NO. 14: In the section entitled Portfolio Manager Compensation, please reference the actual index used as performance benchmark in determining the compensation for Analytic's Portfolio Managers.

     Response: Based on information provided to the Registrant by Analytic, the Registrant has revised the disclosure to reflect the compensation system currently utilized by Analytic. The revised disclosure reads as follows:

"For Analytic, the compensation structure for professional employees consists of an industry median base salary (based on independent industry information) and an annual discretionary bonus. Bonus amounts are determined using the following factors: the overall success of the firm; the overall success of the department or team; and an individual's contribution to the team. Members of Analytic's senior management team and investment management professionals may also have a deferred component to their total compensation (with a three-year vesting period) that is invested in the firm's investment products to tie the interests of the individual to the interests of the firm and our clients. Portfolio managers' base salaries are typically reviewed on an annual basis determined by each portfolio manager's date of employment. Discretionary bonuses are determined annually, upon analysis of information from the prior calendar year."

                                     * * *

At the request of the Staff, the undersigned acknowledges on behalf of the Registrant that:

     o    the  Registrant  is  responsible  for the adequacy and accuracy of the
          disclosure   in  the   Prospectuses   and   Statements  of  Additional
          Information for the series' of the Van Eck Worldwide Insurance Trust;

     o    the  Staff's  comments  and  the  changes  to the  Van  Eck  Worldwide
          Insurance Trust's Prospectuses and Statements of Additional Information made by the Registrant in response to the Staff's comments do not foreclose the SEC from taking any action with respect to the Prospectuses and Statements of Additional Information; and

     o the Registrant may not assert the Staff's comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

                                     * * *

If you have any questions with respect to the foregoing, please do not hesitate to telephone me at 212-293-2031.


Sincerely,

/s/ Joseph J. McBrien

Joseph J. McBrien
Senior Vice President and Secretary


Cc: Michael Kosoff

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